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                                                                   Exhibit 16(d)

                BALANCED CARE CORPORATION 1996 STOCK OPTION PLAN

                                AMENDMENT 2002-1

         Pursuant to the authority reserved under Section 9.4 of the Balanced Care Corporation 1996 Stock Option Plan (as the same has been amended from time to time, the "Plan"), and the determination of the Board that the amendment does not adversely affect the rights of Optionees under the Plan, the Compensation Committee of the Board of Directors of Balanced Care Corporation (the "Committee") hereby amends the Plan as follows, as approved by the Board of Directors on May 15, 2002:

     1. Section 8.4 (B)(1) is hereby amended to read, in its entirety, as follows:

                  "(1) OPTIONS. In the event of the execution of an agreement regarding a merger or consolidation of the Corporation with another corporation, each Optionee shall become fully vested as of the date of the execution of the agreement regarding such merger or consolidation in all Options previously granted to such Optionee which remain outstanding at the time of the merger or consolidation. The Optionee shall have no less than seven (7) days prior to the effective date of the merger to exercise the Option. All shares received upon exercise of any such Option shall be converted into the right to receive the consideration receivable by the holders of shares upon the consummation of the merger transaction. Any Options remaining outstanding as of the effective date of the merger shall be cancelled; provided, that if such cancellation is in connection with the merger contemplated by the Agreement and Plan of Merger by IPC Advisors S.a.r.l., IPBC Acquisition Corp., and the Corporation dated May 15, 2002 (as the same may be amended from time to time, the "Merger Agreement"), the Optionee shall be paid an amount equal to the product of (a) the number of shares subject to the outstanding stock options at the time of such merger and (b) the greater of (i) $0.01 and (ii) the amount by which the merger consideration (as defined by the Merger Agreement) exceeds the applicable per share option exercise price."
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2.       This Amendment 2002-1 shall be effective as of May 15, 2002.
              IN WITNESS WHEREOF, and as evidence of the adoption of the amendment set forth herein, the Committee has caused this instrument to be executed this 3rd day of June 2002, on behalf of Balanced Care Corporation.

ATTEST:                             BALANCED CARE CORPORATION

/s/ Robin L. Barber
________________________            By:     /s/ Gary Goodman
                                            ____________________________
                                            in his/her capacity as a member
                                            of the Compensation Committee